POLICY CHANGE ENDORSEMENT

This endorsement summarizes the changes to your policy.  All other terms of your policy not affected by these changes remain the same.

How Your Policy is Changed

YOUR POLICY HAS BEEN EXTENDED TO 06/01/2015.

Premium Change Which is Due Now

Additional Premium $3,046.00                                                                                     Returned Premium

If issued after the date your policy begins, these spaces must be completed and our representative must sign below.

Policy issued to: BOULDER TOTAL RETURN FUND, INC.

By                                                                                                 Endorsement takes effect:  02/19/15
Policy Number:  ZBN-14P46110-14-N2
Authorized Representative                                                                                Processing Date:  01/06/15 12:09 002

40704 Ed. 5-84                                                                Endorsement
© 1984 The Travelers Indemnity Company. All Rights Reserved                                                                                                                     Page 1

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO	DATE ENDORSEMENT OR RIDER EXECUTED	*EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-14P46110-14-N2	02/05/15	02/19/15	12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO
BOULDER TOTAL RETURN FUND, INC.

AMEND DECLARATIONS

It is agreed that:  The following checked items are amended on the Declarations Page:

□           Item 1.                      Name of Insured/Principal Address:
From:

To:

□           Item 2.                      Bond Period:

From 12:01 a.m. on                to 12:01 a.m. on     the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

X           Item 3.                      Limit of Liability is hereby amended to read as follows:

	Limit of Liability	Deductible Amount
Insuring Agreement A -FIDELITY	$2,925,000
Insuring Agreement B -AUDIT EXPENSE
Insuring Agreement C -PREMISES	$2,925,000
Insuring Agreement D -TRANSIT	$2,925,000
Insuring Agreement E -FORGERY OR ALTERATION	$2,925,000
Insuring Agreement F -SECURITIES	$2,925,000
Insuring Agreement G -COUNTERFEIT CURRENCY	$2,925,000
Insuring Agreement H -STOP PAYMENT
Insuring Agreement I -UNCOLLECTIBLE ITEMS OF DEPOSIT

OPTIONAL COVERAGES ADDED BY RIDER:
COMPUTER SYSTEMS	$2,925,000
UNAUTHORIZED SIGNATURE	$2,925,000
EXTORTION- THREATS TO PERSONS AND PROPERTY	$2,925,000

□           Item 4.                      Offices or Premises Covered:
The following offices or premises are added:

This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

ICB028 Ed. 7-04
© 2004 The Travelers Indemnity Company. All Rights Reserved

Resolutions of the Board of Directors

Boulder Growth & Income Fund, Inc.

WHEREAS:
After full consideration of such information as the Board of Directors (the “Board”) of Boulder Growth & Income Fund, Inc. (the “Fund”) deems appropriate, including the value of the aggregate assets of the Fund to which any person covered under the Bond may have access, the custody and safekeeping of the assets of the Fund's portfolio and the nature of the securities in the Fund's portfolio, the Board has determined that the Bond (as defined below) covering officers and employees of the Fund, in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), is fair and reasonable in form and amount; and

WHEREAS:
The Board, including a majority of the Directors who are not “interested persons” of the Fund (the “Independent Directors”) within the meaning of Section 2(a)(19) of the 1940 Act, has also determined that the Fund’s participation in the arrangement, whereby the Fund, Boulder Total Return Fund, Inc., First Opportunity Fund, Inc. and The Denali Fund Inc. (the “Covered Parties”), are covered under the same Bond (as defined below), is in the best interests of the Fund; now therefore it is

RESOLVED:
That the renewal of the current fidelity bond coverage for the period beginning at 12:01 a.m. on February 19, 2015 to 12:01 a.m. on June 1, 2015, which provides coverage in the aggregate amount of $2,925,000, (the “Bond”), is hereby approved; and further

RESOLVED:	That the Joint Bond Agreement among the Covered Parties, in substantially the form presented at this meeting, be and it hereby is approved; and further

RESOLVED:
That the premium previously approved to be allocated to the Fund based on its proportionate share of the sum of the premiums that would have been paid if the bond coverage was purchased separately by each of the Covered Parties, be, and it hereby is, confirmed and authorized by vote of a majority of the Board (all Directors voting) and separately by a majority of the Independent Directors; and further

RESOLVED:	That the Bond be, and it hereby is approved by vote of a majority of the Board (all Directors voting) and separately by a majority of the Independent Directors; and further

RESOLVED:
That the appropriate officers of the Fund be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may from time to time be necessary or appropriate in order to conform to the provisions of the 1940 Act and the rules and regulations under that Act; and further

RESOLVED:
That the Secretary or Assistant Secretary of the Fund shall make such filings concerning the Bond with the U.S. Securities and Exchange Commission (the “SEC”) and give such notices as required under paragraph (g) of Rule 17g-1 promulgated by the SEC under the 1940 Act.

Boulder Total Return Fund, Inc.

WHEREAS:
After full consideration of such information as the Board of Directors (the “Board”) of Boulder Total Return Fund, Inc. (the “Fund”) deems appropriate, including the value of the aggregate assets of the Fund to which any person covered under the Bond may have access, the custody and safekeeping of the assets of the Fund's portfolio and the nature of the securities in the Fund's portfolio, the Board has determined that the Bond (as defined below) covering officers and employees of the Fund, in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), is fair and reasonable in form and amount; and

WHEREAS:
The Board, including a majority of the Directors who are not “interested persons” of the Fund (the “Independent Directors”) within the meaning of Section 2(a)(19) of the 1940 Act, has also determined that the Fund’s participation in the arrangement, whereby the Fund, Boulder Growth & Income Fund, Inc., First Opportunity Fund, Inc. and The Denali Fund Inc. (the “Covered Parties”), are covered under the same Bond (as defined below), is in the best interests of the Fund; now therefore it is

RESOLVED:
That the renewal of the current fidelity bond coverage for the period beginning at 12:01 a.m. on February 19, 2015 to 12:01 a.m. on June 1, 2015, which provides coverage in the aggregate amount of $2,925,000, (the “Bond”), is hereby approved; and further

RESOLVED:	That the Joint Bond Agreement among the Covered Parties, in substantially the form presented at this meeting, be and it hereby is approved; and further

RESOLVED:
That the premium previously approved to be allocated to the Fund based on its proportionate share of the sum of the premiums that would have been paid if the bond coverage was purchased separately by each of the Covered Parties, be, and it hereby is, confirmed and authorized by vote of a majority of the Board (all Directors voting) and separately by a majority of the Independent Directors; and further

RESOLVED:	That the Bond be, and it hereby is approved by vote of a majority of the Board (all Directors voting) and separately by a majority of the Independent Directors; and further

RESOLVED:
That the appropriate officers of the Fund be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may from time to time be necessary or appropriate in order to conform to the provisions of the 1940 Act and the rules and regulations under that Act; and further

RESOLVED:
That the Secretary or Assistant Secretary of the Fund shall make such filings concerning the Bond with the U.S. Securities and Exchange Commission (the “SEC”) and give such notices as required under paragraph (g) of Rule 17g-1 promulgated by the SEC under the 1940 Act.

First Opportunity Fund, Inc.

WHEREAS:
After full consideration of such information as the Board of Directors (the “Board”) of First Opportunity Fund, Inc. (the “Fund”) deems appropriate, including the value of the aggregate assets of the Fund to which any person covered under the Bond may have access, the custody and safekeeping of the assets of the Fund's portfolio and the nature of the securities in the Fund's portfolio, the Board has determined that the Bond (as defined below) covering officers and employees of the Fund, in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), is fair and reasonable in form and amount; and

WHEREAS:
The Board, including a majority of the Directors who are not “interested persons” of the Fund (the “Independent Directors”) within the meaning of Section 2(a)(19) of the 1940 Act, has also determined that the Fund’s participation in the arrangement, whereby the Fund, Boulder Growth & Income Fund, Inc., Boulder Total Return Fund, Inc. and The Denali Fund Inc. (the “Covered Parties”), are covered under the same Bond (as defined below), is in the best interests of the Fund; now therefore it is

RESOLVED:
That the renewal of the current fidelity bond coverage for the period beginning at 12:01 a.m. on February 19, 2015 to 12:01 a.m. on June 1, 2015, which provides coverage in the aggregate amount of $2,925,000, (the “Bond”), is hereby approved; and further

RESOLVED:	That the Joint Bond Agreement among the Covered Parties, in substantially the form presented at this meeting, be and it hereby is approved; and further

RESOLVED:
That the premium previously approved to be allocated to the Fund based on its proportionate share of the sum of the premiums that would have been paid if the bond coverage was purchased separately by each of the Covered Parties, be, and it hereby is, confirmed and authorized by vote of a majority of the Board (all Directors voting) and separately by a majority of the Independent Directors; and further

RESOLVED:	That the Bond be, and it hereby is approved by vote of a majority of the Board (all Directors voting) and separately by a majority of the Independent Directors; and further

RESOLVED:
That the appropriate officers of the Fund be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may from time to time be necessary or appropriate in order to conform to the provisions of the 1940 Act and the rules and regulations under that Act; and further

RESOLVED:
That the Secretary or Assistant Secretary of the Fund shall make such filings concerning the Bond with the U.S. Securities and Exchange Commission (the “SEC”) and give such notices as required under paragraph (g) of Rule 17g-1 promulgated by the SEC under the 1940 Act.

The Denali Fund Inc.

WHEREAS:
After full consideration of such information as the Board of Directors (the “Board”) of The Denali Fund, Inc. (the “Fund”) deems appropriate, including the value of the aggregate assets of the Fund to which any person covered under the Bond may have access, the custody and safekeeping of the assets of the Fund's portfolio and the nature of the securities in the Fund's portfolio, the Board has determined that the Bond (as defined below) covering officers and employees of the Fund, in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), is fair and reasonable in form and amount; and

WHEREAS:
The Board, including a majority of the Directors who are not “interested persons” of the Fund (the “Independent Directors”) within the meaning of Section 2(a)(19) of the 1940 Act, has also determined that the Fund’s participation in the arrangement, whereby the Fund, Boulder Growth & Income Fund, Inc., First Opportunity Fund, Inc. and Boulder Total Return Fund, Inc. (the “Covered Parties”), are covered under the same Bond (as defined below), is in the best interests of the Fund; now therefore it is

RESOLVED:
That the renewal of the current fidelity bond coverage for the period beginning at 12:01 a.m. on February 19, 2015 to 12:01 a.m. on June 1, 2015, which provides coverage in the aggregate amount of $2,925,000, (the “Bond”), is hereby approved; and further

RESOLVED:	That the Joint Bond Agreement among the Covered Parties, in substantially the form presented at this meeting, be and it hereby is approved; and further

RESOLVED:
That the premium previously approved to be allocated to the Fund based on its proportionate share of the sum of the premiums that would have been paid if the bond coverage was purchased separately by each of the Covered Parties, be, and it hereby is, confirmed and authorized by vote of a majority of the Board (all Directors voting) and separately by a majority of the Independent Directors; and further

RESOLVED:	That the Bond be, and it hereby is approved by vote of a majority of the Board (all Directors voting) and separately by a majority of the Independent Directors; and further

RESOLVED:
That the appropriate officers of the Fund be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may from time to time be necessary or appropriate in order to conform to the provisions of the 1940 Act and the rules and regulations under that Act; and further

RESOLVED:
That the Secretary or Assistant Secretary of the Fund shall make such filings concerning the Bond with the U.S. Securities and Exchange Commission (the “SEC”) and give such notices as required under paragraph (g) of Rule 17g-1 promulgated by the SEC under the 1940 Act.

Joint Insured Bond Agreement

THIS AGREEMENT, dated this 5th day of February, 2015, between Boulder Total Return Fund Inc. (“BTF”), Boulder Growth & Income Fund, Inc. (“BIF”), First Opportunity Fund, Inc. (“FOFI”), and The Denali Fund Inc. (“DNY”) (each a “Fund”).

Recitals

A.	The parties hereto are registered managed investment companies under the Investment Company Act of 1940, as amended (the “1940 Act”).

B.
By the terms of Rule 17g-1 (the “Rule”) promulgated by the Securities and Exchange Commission under the 1940 Act, each of the parties hereto is required to provide and to maintain in effect a bond against larceny and embezzlement by officers and employees having direct or indirect access to its funds and securities.

C.
The parties (i) desire to use a joint insured bond because the premium for such a bond is less than the total premiums which would be applicable if each party obtained an individual bond, and (ii) intend to establish their relative rights and obligations with respect to the premiums, claims and other matters set forth herein.

D.
A majority of those members of the board of directors of each of the parties hereto who are not "interested persons" of such party as defined by section 2(a)(19) of the 1940 Act (collectively, the “Non-Interested Directors”), have approved the portion of the premium payable by each party, after giving due consideration to all relevant factors, as required by the Rule.

E.
The parties have determined that the allocation of the proceeds payable under the joint insured bond as set forth herein (which takes into account the amount of bond required for each party by the Rule if it maintained a single insured bond) is equitable.

NOW THEREFORE, the parties hereto, in consideration of the mutual covenants and promises contained herein, agree as follows:

1.
Existing Bond.  The parties presently have a bond in the face amount of $2,775,000 issued by The Travelers Insurance Company (“Travelers”) insuring it against larceny and embezzlement of its securities and funds by persons who may, singly or jointly with others, have access, directly or indirectly, to such securities or funds that satisfied the requirements of the Rule (the “Bond”).  The expiration date of the Bond is February 19, 2015 (the “Expiration Date”) and the premium for same has been fully paid by each party, pro rata as set forth in Paragraph 4 below.

2.
Intention to Extend Bond.   Travelers has the ability to extend the term of the Bond for a period of up to but not exceeding four (4) months, i.e., until June 1, 2015 (the “Extension Period”). Travelers has further indicated that, based on the aggregate current assets of parties, the premium for the Extension Period, beginning on February 19, 2015 and ending on June 1, 2015, will be $3,124, which premium shall be paid by each party pro rata.  Upon payment of the premium, the Bond shall continue to be the “Joint Bond”.  The Joint Bond shall name each Fund as an insured, and shall comply with the requirements for such bonds established by the Rule.

3.
Amount.  The Joint Bond shall be in the amount of $2,925,000, which represents, as of the date of this agreement, the amount of coverage required by the Rule based upon the assets of BTF, BIF, FOFI and DNY as set forth below.  The amount of the Joint Bond and the coverage of each Fund shall be adjusted from time to time to reflect changes in the amount of coverage required by the Rule and the addition of other jointly managed registered investment companies as insureds under the Joint Bond.

4.
Ratable Allocation of Premiums.  The premium for the Joint Bond shall be allocated to each Fund based on the proportion of the coverage provided for such Fund to the coverage provided for all Funds under the Joint Bond, as follows:

a.	BTF shall be allocated and shall pay a premium of $937.20 and the BTF allocation percentage shall be 30%;

b.	BIF shall be allocated and shall pay a premium of $812.24 and the BIF allocation percentage shall be 26%;

c.	FOFI shall be allocated and shall pay a premium of $812.24 and the FOFI allocation percentage shall be 26%;

d.	DNY shall be allocated and shall pay a premium of $562.32 and the DNY allocation percentage shall be 18%.

5.	Ratable Allocation of Proceeds.

(a)
    If only one party is damaged in a single loss for which recovery is received under the Bond, the full amount of the Joint Bond may be used by such party, if doing so would not materially prejudice the remaining parties.

(b)
    If more than one party is damaged in a single loss for which recovery is received under the Joint Bond, each party shall receive that portion of the recovery which represents the loss sustained by that party, unless the recovery is inadequate fully to indemnify all parties, in which case:

(i)
Each party sustaining a loss shall first be allocated an amount equal to the lesser of its actual loss or the pro rata coverage of such party required under the Rule, based upon the same formula used to allocate premiums among the parties;

(ii)      Any remaining proceeds shall then be allocated to the party sustaining a loss not fully covered by the allocation under subparagraph (i); provided, however, if more than one party has sustained a loss not fully covered by the allocation under subparagraph (i), any remaining proceeds shall be allocated to each party based upon the same formula used to allocate premiums among the parties.

6.
Claims and Settlements.  Each party shall, within five days after the making of any claim under the Joint Bond, provide the other parties with written notice of the amount and nature of such claim.  Each party effecting a settlement of any claim shall, within five days after the settlement, provide the other parties with written notice of the terms of settlement of any claim made under the Joint Bond by such party.  If more than one party shall agree to a settlement of a claim made under the Joint Bond with respect to a single loss affecting them, notice of the settlement shall also include calculation of the amounts to be received under paragraph 5 hereof.  The officers of each party designated as responsible for filing notices required by paragraph (g) of the Rule, as such Rule may be amended from time to time, shall give and receive any notice required hereby.

7.
Termination. Any party may terminate this Agreement (except with respect to losses occurring prior to such withdrawal) by giving at least ten days written notice to the other parties.  The party terminating the Agreement shall be removed as a named insured under the Joint Bond and shall be entitled to receive any portion of the premium specified under the Joint Bond that is refunded by the insurance company as a result of such party’s election to terminate its participation under this Agreement.  However, if all parties to this Agreement elect to terminate the Joint Bond, any premiums refunded by the insurance company issuing the Joint Bond shall be divided among the parties in proportion to the share of the total premium actually paid by the respective party.

8.	No Assignment. This agreement is not assignable.

9.
Miscellaneous.  The obligations of the each Fund are not personally binding upon, nor shall resort be had to the private property of, any of the directors, shareholders, officers, employees or agents of the Funds, but only the relevant Fund’s property shall be bound.  No Fund shall be liable for the obligations of any other Fund.

In Witness Whereof, each of the parties hereto has duly executed this agreement as of the day and year first above written.

Attest:                                                                Boulder Total Return Fund, Inc.

/s/Stephanie Kelley                                                                /s/Stephen C. Miller
Stephanie Kelley                  Stephen C. Miller
Secretary                                                                     President

Attest:                                                                Boulder Growth & Income Fund, Inc.

/s/Stephanie Kelley                                                                /s/Stephen C. Miller
Stephanie Kelley                  Stephen C. Miller
Secretary                                                                     President

Attest:                                                                First Opportunity Fund, Inc.

/s/Stephanie Kelley                                                                /s/Stephen C. Miller
Stephanie Kelley                  Stephen C. Miller
Secretary                                                                     President

Attest:	The Denali Fund Inc.

/s/Stephanie Kelley                                                                /s/Stephen C. Miller
Stephanie Kelley                   Stephen C. Miller
Secretary                                                                      President